


05005585

January 27, 2005


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
213
SECTION

SUPPL

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since December 22 2004. The first release after this date was on December 24 2004.

Yours faithfully,

PROCESSED
FEB 0 8 2005
THOMSON
FINANCIAL

B P Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com


213
SECTION

File No. 82-34832

starpharma

Starpharma's VivaGel™ in Top 5 Nanotech Breakthroughs of 2004

Melbourne (Australia), 24 December 2004: Starpharma Holdings Limited (ASX:SPL) announced today that its successful human trial of VivaGel™, its polyvalent microbicide for HIV prevention, has been named one of the Top 5 Nanotech Breakthroughs of 2004.

This accolade, announced in the December 2004 issue of the US publication, *Forbes/Wolfe Nanotech Report,* comes just days after Starpharma announced the results of the first Phase 1 clinical trial of VivaGel™, which showed that the product is safe and well tolerated by subjects when administered once daily for seven consecutive days.

VivaGel™ is being developed as a topical microbicide that has the potential to prevent the transmission of HIV and other STDs when applied to the vagina prior to sexual intercourse. It is the first drug product in the world based upon nanoscale molecules called dendrimers to enter human trials under the US Food and Drug Administration (FDA) Regulations.

The *Forbes/Wolfe Nanotech Report* is recognised as one of the leading sources of nanotechnology industry news and information. The Forbes/Wolfe article points out that in addition to representing a new form of HIV prevention, VivaGel™ also offers early hope that nanoscale dendrimers could be developed as a new drug delivery platform. In September 2004, the *Forbes/Wolfe Nanotech Report* named dendrimer technology as one of the five nanotechnologies that could change the world. Starpharma CEO, Dr John Raff, said, "Inclusion in this Top 5 list confirms the status of VivaGel™ as a cutting edge and leading product in the nanomedicine field and in the nanotechnology development arena in general."

Other breakthroughs in the Forbes/Wolfe Top 5 list were:

- The world's smallest nanotube transistor, which will enable the development of faster computers (*Infineon*);
- A mechanism capable of reading the spin of a single electron, which could allow scientists to image the internal structure of molecules and eventually lead to the ability to store information in the spin of single electron (*IBM*);
- Breaking the 1 angstrom (0.1 nanometre) imaging barrier, which will allow improved electron microscopy imaging (*FEI Company*); and
- Clothing the toxicity of fullerenes to prevent clumping of these molecules into toxic matter (*Rice University & Georgia Institute of Technology*).

In addition to the VivaGel™ program, Starpharma is developing dendrimers for other polyvalent pharmaceutical applications. The Company's proprietary dendrimer platform technology provides unique benefits for the design and synthesis of a very broad range of compounds suited to life sciences applications, and in particular as pharmaceuticals. The consistent architectural diversity, 'bio-friendly' properties, cost of production and reproducibility characteristics provide unique opportunities for the Company to develop and exploit the technology for high value applications as pharmaceuticals.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides

A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers

Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

For further information, please contact

Media **Rebecca Christie** Buchan 02 9293 2836 / 0417 382 391 rchristie@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701 **Mr Ben Rogers** Company Secretary +61 3 8532 2702 **www.starpharma.com**

File No. 82-34832

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Starpharma Holdings Ltd (ASX:SPL)

ABN

20 078 532 180

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	192,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: 93.75 cents per share Expiry date: 31 December 2009 Exercise period: From 31 December 2006 to 31 December 2009

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A – no existing quoted options
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee incentives.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 January 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	111,235,000	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
240,000	Options expiring 31 December 2005 exercisable at 93.75 cents (SPLAM)
220,000	Options expiring 11 April 2007 exercisable at 93.75 cents.
200,000	Options expiring 30 June 2007 exercisable at 93.75 cents.
200,000	Options expiring 31 December 2008 exercisable at 73 cents.
749,000	Options expiring 8 February 2009 exercisable at 93.75 cents.
4,750,000	Options expiring 31 March 2005 exercisable at $1.25.
100,000	Options expiring 1 July 2009exercisable at 93.75 cents.
192,000 (this issue)	Options expiring 31 December 2009 exercisable at 93.75 cents.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 December 2004
Company Secretary

Print name: Ben Rogers

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34832



Starpharma Completes Level 1 American Depositary Receipts Program

Melbourne (Australia), 13 January 2005: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) announced today that it has completed establishment of a Level 1 American Depositary Receipts (ADR) Program.

Under approval granted by the US Securities Exchange Commission, investors can now purchase Starpharma ADRs on the US Over-the-Counter market.

Starpharma CEO John Raff described the ADR program as an important step to facilitate trading of Starpharma securities by US nanotechnology investors.

"Starpharma is the first company in the world to initiate FDA-approved human clinical testing of a nanotech-based drug. We also have a substantial presence in US nanotechnology, based upon our strategic investment in Dendritic Nanotechnologies, Inc (www.dnanotech.com), which is currently unlisted. There is significant interest in our securities among US investors, and we have established this ADR program to make the process of investing easier," commented Raff.

Each Starpharma ADR will be equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. Starpharma ADRs will trade under the code SPHRY (CUSIP number 855563102). The Bank of New York is the depositary bank.

Starpharma is a world leader in the development of pharmaceuticals based upon a novel class of nanotechnology chemicals called dendrimers. VivaGel™, the company's polyvalent microbicide for HIV prevention, was named one of the Top 5 Nanotech Breakthroughs of 2004 by the respected US publication, the *Forbes/Wolfe Nanotech Report*. Starpharma recently announced successful phase 1 clinical trial results for VivaGel™.

In addition to the VivaGel™ program, Starpharma is developing dendrimers for other polyvalent pharmaceutical applications. The company's proprietary dendrimer platform technology provides unique benefits for the design and synthesis of a very broad range of compounds suited to life sciences applications, and in particular as pharmaceuticals. Dendrimers' "bio-friendly" properties, cost of production and precise, reproducible manufacturing provide unique opportunities for the company to develop and exploit the technology for high value applications such as pharmaceuticals.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides
A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers
Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

For further information, please contact

Media **Rebecca Christie** Buchan 02 9237 2800 /0417 382 391 rchristie@bcg.com.au	**John Raff** Chief Executive Officer +61 3 8532 2701 **www.starpharma.com**

File No. 82-34832



ANNOUNCEMENT RESPONDING TO ARTICLE IN 'THE AGE' NEWSPAPER ON 20 JANUARY 2005 CONCERNING A POTENTIAL TRANSACTION

MELBOURNE, 24 JANUARY 2005: Starpharma Holdings Limited (ASX-SPL, USOTC:SPHRY) announced today that an article had appeared in *The Age* newspaper on 20 January 2005 concerning a potential transaction involving the Company.

Following publication of the article in *The Age*, the Company immediately requested the ASX to halt trading in the Company's securities.

The Company is not in a position to make a detailed announcement regarding the potential transaction at this time. However, the Company is intending to make a detailed announcement during this week.

Therefore the Company has requested a trading suspension until it is in a position to make a further announcement.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL; USOTC:SPHRY) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

For further information, please contact

Media **Rebecca Christie** Buchan 02 9293 2836 /0417 382 391 rchristie@bcg.com.au	**John Raff** Chief Executive Officer +61 3 8532 2701 **Mr Ben Rogers** Company Secretary +61 3 8532 2702 **www.starpharma.com**





Dendritic NanoTechnologies, Dow and Starpharma Sign Major Three-Way Deal to Commercialize Nanotechnology

Dow stake positions DNT and Starpharma as leading developers of nanotechnologies for the pharmaceutical, biotechnology industries

MELBOURNE, Australia, 26 January 2005 — Dendritic NanoTechnologies Inc. (DNT), The Dow Chemical Company (NYSE:DOW), and Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) of Melbourne, Australia, have reached an agreement that provides DNT and Starpharma with ownership or access to the world's broadest patent portfolio in the field of dendrimers, and establishes the companies as leading providers of market-validated nanotechnology with near-term, tangible commercial applications.

Under terms of the deal, Dow will assign its entire intellectual property portfolio and associated royalties in the field of dendrimers (196 patents comprising 41 patent families) to DNT in exchange for a significant equity stake in DNT. Starpharma, which already held a 42% interest in DNT, will make an additional cash equity investment of US$1million in DNT in exchange for exclusive rights to DNT and former Dow intellectual property for polyvalent, dendrimer-based pharmaceutical applications. Following the transaction Starpharma will remain the largest shareholder in DNT with a holding of 33%.

"As part of this agreement, Dow has assigned all of our extensive intellectual property in this field to DNT," explained Mike Pirc, manager of intellectual property, The Dow Chemical Company. "This move consolidates a great amount of the important intellectual property in the dendrimer field into one company. It will be very positive for developing the applications and further demonstrating the value of this technology."

"Having an investment by Dow not only highlights DNT's position as a global leader in nanotechnology and advanced dendritic polymers, but also means opportunities for the pharmaceutical and biotechnology markets," said Robert Berry, chief executive officer, Dendritic NanoTechnologies. "The fact that Dow is transferring their intellectual property portfolio in dendrimers to DNT reinforces that DNT, and our strategic partner Starpharma, are well-positioned to develop, market and successfully commercialize these technologies."

Dendrimers are a new class of nanostructures with physical properties that make them ideal vehicles for targeting diseases and delivering drugs to fight them. Dendrimer technology was first developed at Dow when DNT founder Donald Tomalia was a Dow employee. Today, DNT has more than 30 patents in dendrimer science, and sells and licenses more than 200 variations of dendrimers to pharmaceutical, biotechnology, and diagnostics companies.

DNT's current product development areas include protein, antibody, and anti-inflammatory drug delivery technologies for the pharmaceutical industry; small-interfering RNA (si-RNA) drug targeting and delivery solutions for the biotech industry; and new diagnostic solutions for enhancing the findings of MRIs. With the assignment of the Dow patent portfolio, DNT will now own the world's broadest intellectual property position in dendrimer science.

In January 2004, Starpharma became the first company in the world to initiate human clinical testing of a dendrimer-based pharmaceutical (VivaGel™ for prevention of HIV) under a U.S. Food and Drug Administration Investigational New Drug application. VivaGel was recognized as one of the top five nanotech breakthroughs of 2004 by the Forbes/Wolfe Nanotech Report.

The deal also positions DNT and Starpharma as the leading sources of license rights for dendrimers and as developers of the technology in their own rights.

"Starpharma is very pleased to complete this major deal with Dow and DNT. In doing so, we are helping to establish our strategic partner DNT as the premier out-licensing source for one of the most important fields in nanotechnology," commented John Raff, chief executive officer of Starpharma. "The agreement also significantly strengthens our own intellectual property position in the area of polyvalent, dendrimer-based pharmaceuticals."

"Big pharma has been in big trouble," said Josh Wolfe, managing partner, Lux Capital. "They've spent investor money developing drugs with increasingly little returns and imprecise delivery vehicles. One clear way to deliver better performance is better delivery of drugs. DNT's dendrimers fuse biology and chemistry — marrying a drug with a 'container' to deliver it precisely to patients. The Dow patents and expertise will push this technology closer to market."

About The Dow Chemical Company
Dow is a leader in science and technology, providing innovative chemical, plastic and agricultural products and services to many essential consumer markets. With annual sales of $33 billion, Dow serves customers in more than 180 countries and a wide range of markets that are vital to human progress, including food, transportation, health and medicine, personal and home care, and building and construction, among others. Committed to the principles of sustainable development, Dow and its approximately 46,000 employees seek to balance economic, environmental and social responsibilities. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. For further information, visit www.dow.com.

About Starpharma
Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and chlamydia. SPL also has an equity interest in a US based company — Dendritic Nanotechnologies Inc. (DNT) — established with the US pioneer of dendrimer nanotechnology Dr. Donald A. Tomalia. http://www.starpharma.com

About DNT

Dendritic NanoTechnologies Inc. (DNT) is the world's leading developer and provider of advanced dendritic polymers. DNT has breakthrough technology that provides the vehicle - the targeting and delivery mechanisms - for a vast array of diagnostic and therapeutics currently in development in the biotechnology and pharmaceutical industries. DNT was founded in 2003 on a technology platform discovered in 1979 when Donald Tomalia, PhD, then a senior research scientist with The Dow Chemical Company, discovered "dendrimers," or dendritic polymers. This new type of nanostructure (particles so small they allow us to build materials literally atom-by-atom) hold great promise for real-world applications such as biotechnology and pharmaceuticals. Based on Dr. Tomalia's work, Dow was awarded the world's first dendrimer patents. http://www/dnanotech.com

For further information, please contact:

USA (for DNT)
Tim Cox
Zing Public Relations
+1-650-369-7784 office
+1-650-888-6116 cell
tim@zingpr.com

Australia (for Starpharma)
Rebecca Christie
Buchan Communications
+61 2 9237 2836
rchristie@bcg.com.au

Ben Rogers
Starpharma Company Secretary
+61 3 8532 2702
ben.rogers@starpharma.com